UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc. 5995 Opus Parkway Minnetonka, Minnesota 55343	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Closing of PIPE Transaction

On April 8, 2025, Stratasys Ltd. (“Stratasys” or the “Company”) completed its previously-reported private investment in public equity transaction (the “PIPE”) pursuant to which FF6-SSYS, Limited Partnership (“FF6-SSYS”), an affiliate of Fortissimo Capital, an Israeli private equity fund (together with its affiliates, collectively, “Fortissimo”) invested $120 million in Stratasys and acquired 11,650,485 newly-issued ordinary shares, par value 0.01 New Israeli Shekels per share, of the Company (“ordinary shares”), at a price of $10.30 per share.

FF6-SSYS served as the investing entity in the PIPE as assignee of all rights and obligations of Fortissimo Capital Fund VI, L.P. (the “Original Purchaser”) under the securities purchase agreement, dated February 2, 2025, by and between Stratasys and the Original Purchaser (the “PIPE SPA”) as a result of the execution of an assignment agreement, dated April 8, 2025, by and between FF6-SSYS and the Original Purchaser.

In connection with the closing of the PIPE and as contemplated under the PIPE SPA, on April 8, 2025, the Company entered into a shareholder agreement with FF6-SSYS (the “Shareholder Agreement”), under which, among other things, FF6-SSYS is subject to an 18-month lock-up period, during which it will be prohibited from transferring any ordinary shares, subject to limited, customary exceptions, and is entitled to the registration, under the Securities Act of 1933, as amended, of its resale of the ordinary shares purchased by it in the PIPE.

As also required under the PIPE SPA, Stratasys entered into a second amendment to its shareholder rights agreement with Continental Stock Transfer & Trust Company (the “Rights Agreement”), which amendment exempts any and all acquisitions of ordinary shares by Fortissimo pursuant to the PIPE and thereafter from the application of Stratasys’ limited-duration shareholder rights plan. In lieu of any restrictions under the Rights Agreement, Fortissimo will instead be subject to certain standstill and voting restrictions (subject to certain exceptions) under the Shareholder Agreement.

The material terms of the Shareholder Agreement and the second amendment to the Rights Agreement were previously described in the Company’s report of foreign private issuer on Form 6-K (a “Form 6-K”) furnished to the Securities and Exchange Commission (the “SEC”) on February 4, 2025 (the “PIPE Form 6-K”), which description is incorporated by reference herein and can be viewed at the following link: https://www.sec.gov/Archives/edgar/data/1517396/000162828025003575/ssysform6-kfebruary4th.htm. Those documents serve as Exhibits 10.2 and 4.1, respectively, to this Form 6-K, and are incorporated by reference herein.

On April 10, 2025, Stratasys issued a press release announcing the closing of the PIPE and the changes to Stratasys’ board of directors that are described below under “Changes to Board of Directors”. A copy of that press release is attached to this Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

Changes to Board of Directors

As contemplated under the Shareholder Agreement, on April 8, 2025, upon the closing of the PIPE, Stratasys’ board of directors (the “Board”) appointed Mr. Yuval Cohen, Founding and Managing Partner of Fortissimo, to serve as a director, as the FF6-SSYS Initial Designee (as defined under the Shareholder Agreement) on the Board.

Also as contemplated under the Shareholder Agreement, Eliezer Blatt was designated by FF6-SSYS as its non-voting observer on the Board, which designation was affirmed by the Board.

The material terms of Fortissimo’s Board representation rights were previously described in the PIPE Form 6-K and are described in the Shareholder Agreement, which descriptions are incorporated by reference herein.

In order to make room for Mr. Cohen on the Company’s eight member Board (excluding the observer), on April 8, 2025, the Board accepted the resignation of Yoav Zeif, who stepped down from the Board effective immediately. That resignation was not attributable to any disagreement between the Board and Dr. Zeif, and was solely effected to enable Mr. Cohen to join the Board. Dr. Zeif will remain in his role as the Company’s Chief Executive Officer.

Biographical information concerning Mr. Cohen is set forth below:

Yuval Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in 2004. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners (“JVP”), an Israeli-based venture capital fund. Prior to joining JVP, he held executive positions at various Silicon Valley companies, including DSP Group, Inc. (Nasdaq: DSPG), and Intel Corporation (Nasdaq: INTC). Currently, Mr. Cohen serves as chairman of the board of directors of each of Kornit Digital (Nasdaq: KRNT), Radware Ltd. (Nasdaq: RDWR) and Cellcom Israel Ltd. (TASE: CEL). He also serves on the board of directors of several privately held portfolio companies of Fortissimo Capital. Mr. Cohen holds a B.Sc. in Industrial Engineering from Tel Aviv University in Israel and an M.B.A. from Harvard Business School.

Incorporation by Reference

The information in this Form 6-K, including the contents of Exhibit 99.1 hereto (but excluding quotes of current and prospective members of Stratasys’ board of directors in that exhibit), is incorporated by reference into the Company’s registration statements on Form S-8, SEC file numbers 333-190963, 333-236880, 333-253694, 333-262951, 333-262952, 333-27049,333-277836 and 333-285590, filed by the Company with the SEC on September 3, 2013, March 4, 2020, March 1, 2021, February 24, 2022, February 24, 2022, March 3, 2023, March 12, 2024 and March 6, 2025, respectively, and Form F-3, SEC file number 333-251938, filed by the Company with the SEC on January 7, 2021, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

4.1
Second Amendment, dated as of April 8, 2025, to Shareholder Rights Agreement, dated as of December 21, 2023, as amended by First Amendment dated as of December 19, 2024, by and between Stratasys Ltd. and Continental Stock Transfer & Trust Company, as rights agent

10.1.1
Securities Purchase Agreement, dated February 2, 2025, by and between Stratasys Ltd. and Fortissimo Capital Fund VI, L.P.* (the “PIPE SPA”) (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC on February 4, 2025

10.1.2
Assignment Agreement, dated April 8, 2025, by and between Fortissimo Capital Fund VI, L.P (the “Original Purchaser”) and FF6-SSYS, Limited Partnership (the “New Purchaser”), assigning the Original Purchaser’s rights and obligations under the PIPE SPA to the New Purchaser

10.2	Shareholder Agreement dated April 8, 2025, by and between Stratasys Ltd. and FF6-SSYS, Limited Partnership.*
99.1	Press release dated April 10, 2025, announcing the closing of the PIPE and changes to Stratasys’ board of directors

*Certain exhibits and/or schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be furnished supplementally to the SEC upon request; provided, however, that Stratasys reserves the right to request confidential treatment for portions of those exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: April 10, 2025	By:	/s/ Eitan Zamir
	Name:	Eitan Zamir
	Title:	Chief Financial Officer